Filed Pursuant to Rule 433

Registration No. 333-197967

October 5, 2016

Spectra Energy Partners, LP

Pricing Term Sheet

$600,000,000 3.375% Notes due 2026

$200,000,000 4.50% Notes due 2045

Issuer:	Spectra Energy Partners, LP

Security Type:	Senior Unsecured Notes

Pricing Date:	October 5, 2016

Settlement Date: (T+7)*	October 17, 2016

	3.375% Notes due 2026	4.50% Notes due 2045

Maturity Date:	October 15, 2026	March 15, 2045

Principal Amount:	$600,000,000	$200,000,000

Benchmark:	1.50% due August 15, 2026	2.50% due May 15, 2046

Benchmark Price / Yield:	98-00 / 1.721%	101-09+ / 2.438%

Spread to Benchmark:	+ 167 bps	+ 202 bps

Yield to Maturity:	3.391%	4.458%

Coupon:	3.375%	4.50%

Public Offering Price:	99.865%	100.663%, plus an aggregate amount of $800,000, consisting of the pre-issuance accrued and unpaid interest from September 15, 2016 (if settlement occurs on October 17, 2016)

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2017	March 15 and September 15, with the next interest payment date being March 15, 2017

Make-whole Premium:	+ 25 bps	+ 25 bps

CUSIP / ISIN:	84756N AH2 / US84756NAH26	84756N AG4 / US84756NAG43

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Drexel Hamilton, LLC Goldman, Sachs & Co.

*We expect delivery of the notes will be made against payment therefor on or about October 17, 2016, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T +7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Mizuho Securities USA Inc. at 1-866-271-7403 or Morgan Stanley & Co. LLC at 1-866-718-1649.